Exhibit 3.06

CERTIFICATE OF AMENDMENT

OF THE

RESTATED CERTIFICATE OF INCORPORATION

OF

AMYRIS, INC.

Amyris, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”),

DOES HEREBY CERTIFY THE FOLLOWING:

FIRST:               That the name of the Corporation is Amyris, Inc.

SECOND:         That the date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of Delaware is April 15, 2010 under the name Amyris Biotechnologies, Inc.

THIRD:             That the following amendment to the Corporation’s Restated Certificate of Incorporation has been duly adopted in accordance with the provisions of Section 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228(d) and 242 of the Delaware General Corporation Law:

Part B, Section (4)(a) of Article IV of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“a.         Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Company or any transfer agent for such stock, into fully paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be determined by dividing the Series A Issue Price, Series B Issue Price, Series B-1 Issue Price, Series C Issue Price, Series C-1 Issue Price or Series D Issue Price, as applicable, by the conversion price for such share in effect at the time that such certificate is surrendered for conversion (with such quotient rounded to the third decimal point), and then multiplying by the number of shares of Preferred Stock being converted. The conversion price per share (the “Conversion Price”) as of the Original Issue Date (as defined below) shall be (i) for shares of Series A Preferred Stock $2.174 per share, (ii) for shares of Series B Preferred Stock shall be $22.25 per share, (iii) for shares of Series B-1 Preferred Stock shall be $22.53 per share, (iv) for shares of Series C Preferred Stock shall be $12.46 per share, (v) for shares of Series C-1 Preferred Stock, $17.56 per share, and (vi) for shares of Series D Preferred Stock, $18.75 per share, in each case each subject to adjustment as hereinafter provided.”

Part B, Section (4)(k) of Article IV of the Corporation’s Restated Certificate of Incorporation is hereby amended to read in its entirety as follows:

“k.     Fractional Shares. No fractional share shall be issued upon the conversion of any share or shares of Preferred Stock. The number of shares of Common Stock to be issued upon conversion of the Preferred Stock shall be rounded to the nearest whole share, with 0.5 being rounded up. If the conversion would result in rounding down of any fractional share, the Company shall, in lieu of issuing any such fractional share, pay the holder otherwise entitled to such fraction a sum in cash equal to the fair market value of such fraction on the date of conversion (as determined in good faith by the Board of Directors).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of the Restated Certificate of Incorporation to be signed by its Senior Vice President and General Counsel this 23rd day of September, 2010 and the foregoing facts stated herein are true and correct.

AMYRIS, INC.

By:	/s/ Tamara Tompkins

Name:	Tamara Tompkins

Title:	Senior Vice President and General Counsel